Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999

Calculation of Earnings:
Income before discontinued operations and cumulative effect of change in accounting principle per consolidated statements of operations	$2,962	$19,400	$9,415	$23,573	$8,426	$14,575
Add:
Interest expense, including amortization of debt expenses and premium	–	524	2,885	2,491	4,187	5,204
Portion of rents representative of the interest factor	176	649	694	767	650	541
Amortization of capitalized interest	94	397	447	421	359	342
Distributed income of equity investees	–	–	–	–	–	–
TETRA share of pre-tax losses of equity investees for which charges arising from guarantees are included in Fixed Charges	–	–	–	–	–	–

Earnings	3,232	20,970	13,441	27,252	13,622	20,662

Calculation of Fixed Charges:
Interest expense, including amortization of debt expenses and premium	–	524	2,885	2,491	4,187	5,204
Capitalized interest	–	54	235	500	287	73
Portion of rents representative of the interest factor	176	649	694	767	650	541
Preference securities dividend requirements of consolidated subsidiaries	–	–	–	–	–	–

Fixed Charges	176	1,227	3,814	3,758	5,124	5,818

Ratio of earnings to fixed charges	18.36	17.09	3.52	7.25	2.66	3.55
Preferred dividends	–	–	–	–	–	–
Ratio of earnings to fixed charges and preferred dividends	18.36	17.09	3.52	7.25	2.66	3.55